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Nicolas Gonda

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Producer | Actor | Editorial Department

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Nicolas Gonda is a producer, known for The Tree of Life (2011), The New World (2005) and Ocean's Twelve (2004). See full bio »

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2 photos | 3 videos »

Known For













THE TREE OF LIFE

The Tree of Life
Producer
(2011)

The New World

The New World
Editorial Department
(2005)

GEORGE CLOONEY
BRAD PITT
MATT DAMON
CATHERINE ZETA-JONES
ANDY GARCIA
DON CHEADLE
BERNIE MAC
JULIA ROBERTS
OCEAN'S TWELVE

Ocean's Twelve
Miscellaneous Crew
(2004)

INHERITANCE

Inheritance
Producer
(2017)

Filmography

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Jump to: Producer | Actor | Editorial department | Miscellaneous Crew | Thanks | Self

Producer (20 credits)

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Fugitive Dreams (consulting producer) (*pre-production*) 2019

Awaken (Documentary) (producer) (*post-production*) 2018

The Devil's Teeth (producer) (*announced*)

Friday's Child (producer) 2018

Thy Kingdom Come (producer) 2018

Meow Wolf: Origin Story (Documentary) (executive producer) 2018

Inheritance (executive producer) / (producer) 2017/I

Song to Song (producer - produced by, p.g.a.) 2017

The Honor Farm (executive producer) 2017

Voyage of Time: The IMAX Experience (Documentary short) (producer - produced by)	2016
Voyage of Time: Life's Journey (Documentary) (producer - produced by)	2016
A Country Called Home (producer)	2015
Almost Holy (Documentary) (executive producer)	2015
Knight of Cups (producer)	2015
Last Days in the Desert (executive producer)	2015
After the Fall (executive producer)	2014
The Better Angels (producer)	2014
Sherman and Pacifico (Short) (producer)	2012
To the Wonder (producer)	2012
The Tree of Life (co-producer)	2011

Actor (2 credits)   Hide ▲

The Tree of Life Mr. Reynolds	2011
The Midville Pirates (Short) Sam	1996

Editorial department (1 credit)   Hide ▲

The New World (post-production assistant: Terrence Malick)	2005

Miscellaneous Crew (1 credit)   Hide ▲

Ocean's Twelve (set production assistant)	2004

Thanks (4 credits)   Hide ▲

Here/There/Now/Year Ago (special thanks) (*announced*)	
Nostalgica (Short) (thanks)	2014
Making 'Badlands' (Video documentary short) (special thanks)	2013
Exploring 'The Tree of Life' (Video documentary short) (special thanks)	2011

Self (1 credit)   Hide ▲

Exploring 'The Tree of Life' (Video documentary short) Himself	2011